SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         NATIONAL WIRELESS HOLDINGS INC.
                                (Name of Issuer)

                     Shares of Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    638560102
                                 (CUSIP Number)

                              Laurence S. Zimmerman
                             LHC Communications LLC
                         600 Madison Avenue, 25th Floor
                            New York, New York 10022

                                 with a copy to:
                             Edward Klimerman, Esq.
                                  RubinBaum LLP
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112

                                 (212) 698-7700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 15, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


                                  SCHEDULE 13D

-------------------                                                  -----------
CUSIP NO. 638560102                                                  Page 2 of 3
-------------------                                                  -----------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Laurence S. Zimmerman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

 NUMBER OF          7    SOLE VOTING POWER                  31,000
   SHARES           ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER                 2,000(1)
  OWNED BY          ------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER             31,000
 REPORTING          ------------------------------------------------------------
   PERSON           10   SHARED DISPOSITIVE POWER            2,000(1)
    WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,000(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

(1) Includes an aggregate of 2,000 shares of Common Stock owned by two of the Reporting Person's minor children.

(2) Calculated on the basis of 3,333,000 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2001 (filed on June 14, 2001).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D filed on May 17, 2000, as amended by Amendment No. 1 filed on November 21, 2000 (the "Schedule 13D"), on behalf of Laurence S. Zimmerman with respect to the Common Stock, $.01 par value per share (the "Shares"), of National Wireless Holdings Inc., a Delaware corporation (the "Issuer").

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

     See the Information contained in Item 7-13 of the Reporting Person's cover page for the aggregate number and percentage of total outstanding Shares beneficially owned by the Reporting Person.

(c) The following table sets forth certain information with respect to all transactions in the Shares effected by the Reporting Person (including his controlled corporation, Kimlar Consulting Corp., through which he held a substantial portion of his beneficially owned Shares) during the past 60 days.

           Date            Number of Shares Sold         Price per Share
           ----            ---------------------         ---------------
          6/15/01                150,000                     $12.25
          6/26                    32,000                      12.25
          6/27                     1,800                      13.30

All such transactions were effected in the open market. Other sales had been made during December 2000.

(e) As of June 15, 2001, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Shares.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2001
                                        /s/  Laurence S. Zimmerman
                                             ------------------------
                                             Laurence S. Zimmerman


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